                                   (GRAPHIC)

                     First Quarter Report to Shareholders

                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000

                                  (LOGO) (R)

TO OUT SHAREHOLDERS

FANTOM TECHNOLOGIES INC.


During the first quarter of fiscal 2001 (three months ended September 30, 2000), we continued to face intense competitive activity within the bagless segment of the vacuum-cleaner market. The Company recorded a net loss of $0.2 million or $0.03 per share (based on 9,130,408 shares outstanding) compared with net income of $3.4 million or $0.38 per share (based on 9,046,119 shares outstanding) for the year-earlier period. Sales were $49.7 million compared with $57.0 million for the year-earlier period.

The Company's dual-cyclonic, floor-care business recorded pre-tax income of $0.2 million during the period. Research and development spending totalled $1.5 million (net of tax credits of $0.1 million). Of the total research and development spending, $0.6 million was capitalized, $0.3 million was allocated against deferred costs and $0.6 million was expensed (net of tax credits of $0.1 million). Gross margin declined to 24.6% from 37.3% in Q1 of fiscal 2000 due to competitive pressures on pricing and $7.1 million of sales of refurbished vacuum cleaners that were recorded at cost. The sales of refurbished goods were transacted for a combination of cash and barter credits.

To strengthen our core business in this time of heightened competitive activity, we are aggressively reducing costs and repositioning retail price points. In the first half of calendar 2001, we also plan to introduce a fresh, new look, and incorporate additional features in our product line.

In addition, we are directing considerable efforts preparing for the launches of "next-generation" products. Our innovative CALYPSO(TM) Microbiological Water Processor is scheduled for introduction in upcoming months, and our full-performance wireless vacuum is planned for launch around mid-year, calendar 2001. Work is progressing well on our universal thermal energy cell that is designed to act as a heat pump, converting electrical energy for heating or cooling, or as an electrical generator fed by solar energy or fossil fuels. We plan to have the energy cell's performance characteristics assessed by third parties to assist us in evaluating its commercial viability.

Our strategy for geographic expansion and growth includes developing global partnerships and international licensing agreements. Recently, as a step in this direction, we signed a letter of intent with Matsushita Seiko Co., Ltd. of Japan to license Matsushita Seiko to manufacture and market Fantom's CALYPSO(TM) Microbiological Water Processor in the Far East and to utilize Fantom's ozone technology in humidifiers in the Far East. The license is subject to further evaluation of the CALYPSO(TM) product and ozone technology by Matsushita Seiko and completion of a definitive agreement.

On October 25, 2000 the Board of Directors declared a quarterly cash dividend of 5 cents per share payable on January 1, 2001 to shareholders of record at the close of business on November 30, 2000.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "plan", "scheduled", "designed", "strategy" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

On behalf of the Board,

"Rikki Meggeson"              "Allan D. Millman"
Rikki Meggeson                Allan D. Millman,
Chair of the Board            President and Chief Executive Officer

November 10, 2000

CONSOLIDATED STATEMENTS OF
INCOME AND RETAINED EARNINGS

                                                                   Three Months Ended
                                                                   September 30 (Unaudited)

                                                                            2000                          1999
Sales                                                              $  49,676,554                 $  57,044,537
Cost of goods sold                                                    37,461,449                    35,764,199
                                                                   -------------                 -------------
                                                                      12,215,105                    21,280,338
Expenses:
Selling, general and administrative                                   11,805,309                    15,155,355
Research and development                                                 586,143                       784,374
Finance charges                                                          213,951                       (64,921)
                                                                   -------------                 -------------
                                                                      12,605,403                    15,874,808
                                                                   -------------                 -------------

Income (loss) before income taxes                                       (390,298)                    5,405,530

Income taxes                                                            (150,483)                    2,000,000
                                                                   -------------                 -------------
Net income (loss)                                                       (239,815)                    3,405,530
Retained earnings
at beginning of period                                                31,353,568                    31,116,910
Dividends                                                               (456,521)                     (451,900)
                                                                   -------------                 -------------
Retained earnings
at end of period                                                   $  30,657,232                 $  34,070,540
                                                                   =============                 =============

Net income (loss) per share:
Basic*                                                             $       (0.03)                $        0.38
Fully diluted                                                      $          --                 $        0.36
                                                                   =============                 =============

*Basic Net income per share has been calculated using the weighted average number of common shares outstanding during the respective periods. These were 9,130,408 shares for 2000 and 9,046,119 shares for 1999.

Effective July 1, 2000 the Corporation retroactively adopted the new accounting standards of the Canadian Institute of Chartered Accountants relating to future income taxes and employee future benefits including pension and non-pension post-employment benefits.

The adoption of these new standards had no material impact on the results of operations or on the financial position as presented in the Financial Statements included with this report.

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year. Financial information in this report is expressed in Canadian dollars, unless otherwise noted.

CONSOLIDATED BALANCE SHEETS

                                                                                                 September 30
                                                                                                    (Unaudited)

                                                                   2000                             1999
A S S E T S
Current assets:
Cash and cash equivalents                                          $           --                   $    7,513,003
Trade accounts receivable                                              31,158,107                       38,297,211
Other receivables                                                       3,322,297                        1,306,773
Income taxes receivable                                                 7,424,653                               --
Inventories                                                            16,714,128                       20,757,965
Prepaid expenses                                                        4,690,648                        2,766,402
Future income taxes                                                       272,000                        1,347,344
                                                                   --------------                   --------------
                                                                       63,581,833                       71,988,698
Deferred development costs,
net of amortization                                                     4,465,119                        2,128,044
Other assets                                                            7,174,044                        1,842,400
Property, plant and equipment, net                                     36,722,570                       30,361,900
                                                                   --------------                   --------------
                                                                   $  111,943,566                   $  106,321,042
                                                                   ==============                   ==============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness                                                  $   13,137,307                   $           --
Trade accounts payable                                                 25,474,672                       26,252,447
Other payables and accruals                                             5,204,400                        8,701,968
Currency hedging exchange gains                                           715,928                        3,545,642
                                                                   --------------                   --------------
                                                                       44,532,307                       38,500,057

Currency hedging exchange gains                                                --                        1,451,573
Future income taxes                                                     7,545,200                        3,632,564
Other liabilities                                                         220,000                           43,000

Shareholders' equity:
Share capital                                                          28,988,827                       28,623,308
Retained earnings                                                      30,657,232                       34,070,540
                                                                   --------------                   --------------
                                                                       59,646,059                       62,693,848
                                                                   --------------                   --------------
                                                                   $  111,943,566                   $  106,321,042
                                                                   ==============                   ==============

CONSOLIDATED STATEMENTS

OF CASH FLOWS

                                                                 Three Months Ended
                                                                 September 30 (Unaudited)

                                                                 2000                             1999
CASH PROVIDED BY (USED FOR):

Operations:
Net income (loss)                                                $    (239,815)                   $   3,405,530
Items not requiring cash:
Depreciation                                                           886,421                          882,906
Future income taxes                                                    (77,405)                         148,840
Amortization of deferred
development costs                                                      160,867                           87,321
Change in non-cash
operating working capital                                            2,056,262                       (3,393,770)
Increase in other assets                                            (5,112,894)                         (43,000)
Increase in other liabilities                                           50,000                           43,000
Decrease in currency hedging
exchange gains                                                      (1,529,616)                        (996,406)
                                                                 -------------                    -------------
                                                                    (3,806,180)                         134,421

Financing:
Increase in bank indebtedness                                        6,804,807                               --
Payments on capital leases                                                  --                          (10,304)
Issuance of common shares
and warrant                                                                 --                          674,021
Dividends paid                                                        (456,521)                        (451,900)
                                                                 -------------                    -------------
                                                                     6,348,286                          211,817

Investments:
Additions to property,
plant and equipment                                                 (2,056,614)                      (2,119,253)
Additions to deferred
development costs                                                     (485,492)                        (153,188)
                                                                 -------------                    -------------

                                                                    (2,542,106)                      (2,272,441)
                                                                 -------------                    -------------

Increase (decrease) in cash                                                 --                       (1,926,203)
Cash and cash equivalents,
beginning of period                                                         --                        9,439,206
                                                                 -------------                    -------------
Cash and cash equivalents,
end of period                                                    $          --                    $   7,513,003
                                                                 =============                    =============

                                   (GRAPHIC)


           The Best of Science and Technology Committed to Humanity

                                  (LOGO) (R)

                           FANTOM TECHNOLOGIES INC.

               Head office and Canadian manufacturing facility:
                       1110 Hansler Road, P.O. Box 1004
                           Welland, Ontario  L3B 5S1
                    Voice:(905)734-7476  Fax:(905)734-9955
                     United States manufacturing facility:
              102 Corporate Blvd., Carolina Center Business Park
                     West Columbia, South Carolina  29169
                    Voice:(803)739-1151  Fax:(803)939-0730
                             Toronto sales office:
               Suite 414, 1 Eva Road, Toronto, Ontario  M9C 4Z5
                   Voice:(416) 622-9740  Fax:(416) 626-0674
                  Toronto Stock Exchange: FTM  NASDAQ: FTMTF
              Website: www.fantom.com  E-mail: fantom@fantom.com
                          Transfer Agent & Registrar:
                           CIBC Mellon Trust Company
             320 Bay Street, P.O. Box 1, Toronto, Ontario  M5H 4A1

     FANTOM(R) and CALYPSO(TM) are trademarks of Fantom Technologies Inc.